FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2005

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 8, 2005.

LUXOTTICA GROUP REACHES 98.5 PERCENT HOLDING IN OPSM GROUP, STARTS COMPULSORY ACQUISITION OF ALL REMAINING SHARES

Milan, Italy - February 8, 2005 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), the worldwide leader in the eyewear sector, today announced the start of the compulsory acquisition process for all remaining shares in OPSM Group Limited (ASX: OPS) not already owned by Luxottica Group.

On January 4, 2005, Luxottica Group launched through its wholly-owned subsidiary Luxottica South Pacific Pty Ltd an off-market takeover offer for all the Australian Stock Exchange-listed OPSM Group shares it did not already own. At the close of the offer on February 7, 2005, Luxottica Group held 98.5 percent of OPSM Group shares, which is in excess of the compulsory acquisition threshold.

Leonardo Del Vecchio, chairman of Luxottica Group, commented: “We are pleased with the positive response to the offer by OPSM Group shareholders.”

“Today OPSM Group is already a leading optical retailer in Australia and enjoys a strong foothold in the important Hong-Kong market. We now look forward to maximizing opportunities for OPSM Group and the entire organization in both the Australian market and the Asia-Pacific region.”

Luxottica Group anticipates that the Australian Stock Exchange will suspend trading in OPSM Group shares on or shortly after February 15, 2005, and delist OPSM Group shares from the Australian Stock Exchange on the third business day of the suspension. The compulsory acquisition process is expected to complete on or shortly after March 23, 2005.

The total value of the offer for the shares not previously held by Luxottica Group is approximately A$103 million, or approximately €62 million (at an exchange rate of €1 = A$1.66). Luxottica Group had offered A$4.35 per share in cash for each OPSM Group share, which was adjusted to A$4.20 to reflect OPSM Group’s declaration of a dividend of A$0.15 per share.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica

Group include over 2,450 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Australia and Poland; one 75%-owned subsidiaries in Israel; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In October 2004, Luxottica Group acquired Cole National Corporation, one of the largest U.S. optical retailers, operating more than 2,100 retail locations through Pearle Vision, Sears Optical, Target Optical and BJ’s Optical, and a leading provider of managed vision care services through Cole National Managed Vision. Prior to that, in September 2003 the Group acquired control of OPSM Group, the leading eyewear retailer in Australia, and, in March 2001, Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of the Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, Arnette™ and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of € 2,824.6 and € 267.3 million. Additional information on the company is available on the web at www.luxottica.com

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition by Luxottica Group of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National’s will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission.

These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
DATE: February 14, 2005	ENRICO CAVATORTA,
CHIEF FINANCIAL OFFICER